


Sonia Rodriguez
Independent strategy consultant

⭐⭐⭐ 5.0 (11 reviews)

from Yale School of

WHAT IS INCLUZION?

Highly-Skilled Talent... On-Demand.

Incluzion is a platform that connects you with diverse independent professionals for on-demand work. Companies leverage our platform to access hard-to-find skills and expertise, add horsepower to their teams and accelerate business performance.

Jibril Sulaiman · 2nd

Founder @Incluzion - We connect companies w/ POC & Female talent doing contract2perm, freelance & remote work.

Greater Atlanta Area · 500+ connections · **Contact info**

 **Incluzion**

Experience

 **Incluzion**
2 yrs 6 mos

Co-Founder
Oct 2018 – Present · 1 yr 2 mos
Greater Atlanta Area

We connect companies to on-demand Black, Latinx, and Female talent to ensure representation in an evolving workforce.

 **Incluzion Pitch @ Product ATL Event**
 **Incluzion Sales Sheet.pdf**

Founder (Spendwith Corp)
Jun 2017 – Dec 2018 · 1 yr 7 mos
Greater Atlanta Area

- Founder/CEO
- Act as Technical Founder in building out 4 platforms.
- WordPress setup, configuration, development

see more

 **Staffing - Hiring Consultant / Project Manager**
Upwork - Freelance
2011 – Present · 8 yrs
Greater Atlanta Area

- Hired 200+ freelancers through for various projects since 2011
- Hired for over $500,000 worth of projects Upwork
- Managed 20,000+ hours of freelance talent through the Upwork platform

...see more

 **My Upwork Client Profile Info**

Computer Field Service Technician/Phone Repair Technician
F2Onsite
Jul 2017 – May 2019 · 1 yr 11 mos
Greater Atlanta Area

- Performs warranty break repairs on Dell's Business Class PCs and Laptops for an IT services subcontractor
- Repaired over 1,400 laptops and pcs over the past year.

• Dell Warranty Repair Certified   ...see more

Founder

Rapfeatures.com
2014 – Dec 2018 · 4 yrs
Pensacola, Florida Area

A matchmaking marketplace for artists that are looking for another artist to collaborate with.

My role includes:
• Providing expertise as a technical founder including Web development and serving ...see more

Ascend2020 Atlanta Fellow

Ascend2020 Atlanta
Oct 2017 – Mar 2018 · 6 mos
Greater Atlanta Area

http://ascend2020atl.com/
A Pre-Accelerator Program Created for Minority Entrepreneurs to ASCEND.
JPMorgan Chase & Co. has partnered with Morehouse College Entrepreneurship Center and
TechSquare Labs to launch Ascend2020 Atlanta, a technology startup and small bu: ...see more

Show 5 more experiences ⌄

Education

Founder Gym

Startups
2018 – 2018

Founder Gym is an online training center for underrepresented founders who want to build
successful tech startups. Incorporating best practices from entrepreneurship, education, and
sports psychology, Founder Gym offers an innovative approach to develop the world's next
great entrepreneurs.

During the span of 4 weeks, founders complete structured exercises to increase their strength
in a core area of startup success, and receive expert training from investors and experienced
founders. The program is 100% virtual and highly selective.

I studies:
• Pitching
• Startup Related Social Media
• Startup Related Fundraising
• Network Building

ATDC Accelerate
Startups
2018 – 2018

ATDC serves more than 100 companies in our incubator program at any given time. Entry into the program is competitive and by application or invitation. ATDC Accelerate is for early-stage companies that have developed a minimal viable product (MVP) and have begun refining product-market fit. Curriculum and services offered at this level are designed to accelerate customer acquisition and product development.

Experience Gained:
- Startup Pitch Presentations
- Customer Discovery

General Assembly
Web Development Immersive (WDI), 12 Week Full Stack/Time Development Course (Java Script, HTML, CSS, Bootstrap, Ruby, Node, JQuery)
2017 – 2017

Full-Time / Full Stack Development Student

Experience Gained:
- How research crowdsourced sites to find solutions to code related problems.
- JavaScript,
- Ruby, Rails

- MongoDB
- SQL, PostgreSQL, Sinatra,
- Node.JS, AngularJS,
- Express,
- CSS, HTML,
- Website Design, Graphic Design, User Experience, UX, UI

Show 5 more education ⌄

Licenses & Certifications

IT Badge Clearance
JPMorgan Chase & Co.
Issued Sep 2019 · No Expiration Date

Skills & Endorsements

Entrepreneurship · 91

Endorsed by **Patrick G. Rooney and 4 others** who are highly skilled at this

Start-ups · 99+

Endorsed by **Paul Chu and 8 others who are highly skilled at this**

Strategic Partnerships · 99+

Endorsed by **Chris Greene, who is highly skilled at this**

Show more ⌄

Recommendations

Received (2)   Given (1)

Jermaine J. Williams
Substance Abuse Survivor
& Mental Health Advocate
January 15, 2014, Jermaine J.
worked with Jibril but at
different companies

Jibril has really helped me take my book from hometown buzz, to a Nationally selling novel. He is as good as advertised!

Nicole Dixon
USOW Ambassador at The
United State of Women
June 23, 2011, Nicole reported
directly to Jibril

Mr. Sulaiman is a very hard working person and does a good job at everything he does. I really enjoy working for him and look forward to working with him in the furture.

